Exhibit 99.1

Amdocs Limited Reports Third Quarter Fiscal 2017 Results

Record Quarterly Revenue of $967M

Expects Fiscal 2017 Revenue Growth of 3.5-4.5% YoY in Constant Currency

Expects Fiscal 2017 Non-GAAP Diluted EPS Growth Outlook of 5.5-7.5% YoY

Third Quarter Fiscal 2017 Highlights

•	Revenue of $967 million, slightly above the midpoint of the $945-$985 million guidance range

•	Diluted GAAP EPS of $0.81, above the $0.69-$0.77 guidance range, including the benefit of a lower GAAP effective tax rate

•	Diluted non-GAAP EPS of $1.02, above the $0.93-$0.99 guidance range, including the benefit of a lower non-GAAP effective tax rate

•	GAAP operating income of $130 million; GAAP operating margin of 13.4%

•	Non-GAAP operating income of $167 million; non-GAAP operating margin of 17.3%

•	Free cash flow of $134 million, comprised of cash flow from operations of $162 million, less $28 million in net capital expenditures and other

•	Twelve-month backlog of $3.22 billion, up $10 million sequentially

•	Quarterly cash dividend of $0.22 per share to be paid on October 20, 2017

ST. LOUIS – August 2, 2017 – Amdocs Limited (NASDAQ: DOX) today reported operating results for the three months ended June 30, 2017.

“We delivered a solid performance in Q3 which included another quarter of record revenue and our highest level of profitability in recent years. North America was strong as we supported the strategic initiatives of our customers in areas such as digital transformation,

Pay TV, network virtualization, and the enterprise segment. In Europe and Rest of World, we remained focused on our execution as we continued to progress several high-end projects towards production on behalf of some of the world’s largest service providers,” said Eli Gelman, president and chief executive officer of Amdocs Management Limited.

Gelman continued, “Our sales momentum was also strong in Q3 as we sustained a high win rate that included some important contract renewals, as well as several key awards in highly strategic areas. Among the highlights, I am pleased to report that we secured a significant enterprise B2B award with a new customer in the North American Pay TV market, and a definitive agreement with Australia’s Telstra to deploy an order orchestration and fulfillment solution that will help to transform the experience of their consumer and business customers.”

Gelman concluded, “We are encouraged by our strong sales momentum in the last several quarters which we believe indicates our ability to predict and invest in the future requirements of service providers, often many quarters in advance of their needs. Of course, we are closely monitoring the many moving parts affecting our near term outlook but with our year-to-date financial performance and the visibility of our record 12-month backlog we enter Q4 on track to deliver expected total returns to our shareholders in the mid-to-high single digits in fiscal 2017.”

Revenue

Revenue for the third fiscal quarter ended June 30, 2017 was $966.7 million, up 0.1% or $0.7 million sequentially from the second fiscal quarter of 2017 and up 3.9% as compared to last year’s third fiscal quarter. Revenue for the third fiscal quarter of 2017 includes a small positive impact from foreign currency movements of approximately $3 million relative to the second quarter of fiscal 2017. Revenue was at the midpoint of Amdocs’ guidance, excluding foreign currency movements.

Net Income and Earnings Per Share

The Company’s GAAP net income for the third quarter of fiscal 2017 was $119.3 million, or $0.81 per diluted share, compared to GAAP net income of $105.1 million, or $0.70 per diluted share, in the prior fiscal year’s third quarter. Net income on a non-GAAP basis was $150.4 million, or $1.02 per diluted share, compared to non-GAAP net income of $135.6 million, or $0.90 per diluted share, in the third quarter of fiscal 2016.

Returning Cash to Shareholders

•	Quarterly Cash Dividend Program: On August 2, 2017, the Board approved the Company’s next quarterly cash dividend payment of $0.22 per share and set September 29, 2017 as the record date for determining the shareholders entitled to receive the dividend, which will be payable on October 20, 2017.

•	Share Repurchase Activity: Repurchased $90 million of ordinary shares during the third quarter of fiscal 2017.

Twelve-month Backlog

Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $3.22 billion at the end of the third quarter of fiscal 2017, up $10 million from the end of the prior quarter.

Fourth Quarter fiscal 2017 Outlook

•	Revenue of approximately $955-$995 million, including an immaterial sequential impact from foreign currency fluctuations as compared to the third quarter of fiscal 2017

•	Diluted GAAP EPS of approximately $0.68-$0.76

•	Diluted non-GAAP EPS of approximately $0.91-$0.97, excluding amortization of purchased intangible assets and other acquisition-related costs and approximately $0.06-$0.07 per share of equity-based compensation expense, net of related tax effects. This range reflects a non-GAAP effective tax rate in the fourth fiscal quarter above our annual target range of 13% to 17%

Full Year Fiscal 2017 Outlook

•	Expects revenue growth of 3.5-4.5% year-over-year on a constant currency basis compared with previous guidance of 3.5-5.5% year-over-year

•	Expects revenue growth of 3.5-4.5% year-over-year as reported compared with previous guidance of 3.0-5.0% year-over-year

•	GAAP diluted earnings per share growth of roughly 7.0-10.0% year-over-year

•	Non-GAAP diluted earnings per share growth of roughly 5.5-7.5% year-over-year compared with previous guidance of 4.5-8.5% year-over-year

Our fourth fiscal quarter 2017 and full year fiscal 2017 outlook takes into consideration the company’s expectations regarding macro and industry specific risks and various uncertainties and certain assumptions that we will discuss on our earnings conference call. However, Amdocs notes market dynamics continue to shift rapidly and that it cannot predict all possible outcomes, including those resulting from AT&T’s proposed merger with Time Warner, the reported strategic discussions between Comcast, Charter and Sprint, or from other current and potential customer consolidation activity in North America.

Conference Call Details

Amdocs will host a conference call on August 2, 2017 at 5:00 p.m. Eastern Time to discuss the Company’s third quarter of fiscal 2017 results. To participate, please dial +1 (844) 513-7152, or +1 (508) 637-5600 outside the United States, approximately 15 minutes before the call and enter passcode 43007164. The call will also be carried live on the Internet via the Amdocs website, www.amdocs.com.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth. These non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	changes in fair value of certain acquisition-related liabilities;

•	equity-based compensation expense; and

•	tax effects related to the above.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, changes in fair value of certain acquisition-related liabilities, equity-based compensation expense and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

Supporting Resources

•	Keep up with Amdocs news by visiting the company’s website

•	Subscribe to Amdocs’ RSS Feed and follow us on Twitter, Facebook, LinkedIn and YouTube

About Amdocs

Amdocs is a leading software and services provider to the world’s most successful communications and media companies. As our customers reinvent themselves, we enable their digital and network transformation through innovative solutions, delivery expertise and intelligent operations. Amdocs and its 25,000 employees serve customers in over 85 countries. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $3.7 billion in fiscal 2016.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters.

Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2016 filed on December 12, 2016 and our Form 6-K furnished for the first quarter of fiscal 2017 on February 13, 2017 and for the second quarter of fiscal 2017 on May 22, 2017.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(In thousands, except per share data)

	Three months ended		Nine months ended
	June 30,		June 30,
	2017	2016	2017	2016
Revenue	$966,695	$930,133	$2,887,431	$2,777,573
Operating expenses:
Cost of revenue	628,640	601,249	1,871,211	1,796,933
Research and development	67,118	65,051	194,411	191,249
Selling, general and administrative	113,997	113,831	352,541	347,853
Amortization of purchased intangible assets and other	27,028	25,040	83,982	76,894

	836,783	805,171	2,502,145	2,412,929

Operating income	129,912	124,962	385,286	364,644
Interest and other income (expense), net	1,152	1,113	(2,079)	908

Income before income taxes	131,064	126,075	383,207	365,552
Income taxes	11,800	21,015	53,590	51,930

Net income	$119,264	$105,060	$329,617	$313,622

Basic earnings per share	$0.82	$0.71	$2.25	$2.09

Diluted earnings per share	$0.81	$0.70	$2.23	$2.06

Basic weighted average number of shares outstanding	145,904	148,844	146,439	149,802

Diluted weighted average number of shares outstanding	147,259	150,726	147,865	151,912

Cash dividends declared per share	$0.220	$0.195	$0.635	$0.560

AMDOCS LIMITED

Selected Financial Metrics

(in thousands, except per share data)

	Three months ended		Nine months ended
	June 30,		June 30,
	2017	2016	2017	2016
Revenue	$966,695	$930,133	$2,887,431	$2,777,573
Non-GAAP operating income	167,193	159,814	497,275	474,636
Non-GAAP net income	150,440	135,571	423,171	407,756
Non-GAAP diluted earnings per share	$1.02	$0.90	$2.86	$2.68
Diluted weighted average number of shares outstanding	147,259	150,726	147,865	151,912

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(in thousands)

	Three months ended June 30, 2017
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$628,640	$—	$(4,763)	$—	$623,877
Research and development	67,118	—	(914)	—	66,204
Selling, general and administrative	113,997	—	(4,576)	—	109,421
Amortization of purchased intangible assets and other	27,028	(27,028)	—	—	—

Total operating expenses	836,783	(27,028)	(10,253)	—	799,502

Operating income	129,912	27,028	10,253	—	167,193

Income taxes	11,800	—	—	6,105	17,905

Net income	$119,264	$27,028	$10,253	$(6,105)	$150,440

	Three months ended June 30, 2016
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$601,249	$—	$(4,406)	$—	$596,843
Research and development	65,051	—	(953)	—	64,098
Selling, general and administrative	113,831	—	(4,453)	—	109,378
Amortization of purchased intangible assets and other	25,040	(25,040)	—	—	—

Total operating expenses	805,171	(25,040)	(9,812)	—	770,319

Operating income	124,962	25,040	9,812	—	159,814

Income taxes	21,015	—	—	4,341	25,356

Net income	$105,060	$25,040	$9,812	$(4,341)	$135,571

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(in thousands)

	Nine months ended June 30, 2017
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in fair value of certain acquisition- related liabilities	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$1,871,211	$—	$(14,734)	$6,691	$—	$1,863,168
Research and development	194,411	—	(2,714)	—	—	191,697
Selling, general and administrative	352,541	—	(17,250)	—	—	335,291
Amortization of purchased intangible assets and other	83,982	(83,982)	—	—	—	—

Total operating expenses	2,502,145	(83,982)	(34,698)	6,691	—	2,390,156

Operating income	385,286	83,982	34,698	(6,691)	—	497,275

Income taxes	53,590	—	—	—	18,435	72,025

Net income	$329,617	$83,982	$34,698	$(6,691)	$(18,435)	$423,171

	Nine months ended June 30, 2016
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$1,796,933	$—	$(13,447)	$—	$1,783,486
Research and development	191,249	—	(2,813)	—	188,436
Selling, general and administrative	347,853	—	(16,838)	—	331,015
Amortization of purchased intangible assets and other	76,894	(76,894)	—	—	—

Total operating expenses	2,412,929	(76,894)	(33,098)	—	2,302,937

Operating income	364,644	76,894	33,098	—	474,636

Income taxes	51,930	—	—	15,858	67,788

Net income	$313,622	$76,894	$33,098	$(15,858)	$407,756

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(in thousands)

	As of
	June 30, 2017	September 30, 2016
ASSETS
Current assets
Cash, cash equivalents and short-term interest-bearing investments	$963,039	$1,095,723
Accounts receivable, net, including unbilled of $174,898 and $134,122, respectively	893,386	818,531
Prepaid expenses and other current assets	228,611	186,137

Total current assets	2,085,036	2,100,391
Equipment and leasehold improvements, net	336,791	331,728
Goodwill and other intangible assets, net	2,395,253	2,493,166
Other noncurrent assets	476,537	406,070

Total assets	$5,293,617	$5,331,355

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accruals and other	$1,053,303	$992,679
Short-term financing arrangements	—	200,000
Deferred revenue	123,866	173,331

Total current liabilities	1,177,169	1,366,010
Other noncurrent liabilities	534,759	511,784
Shareholders’ equity	3,581,689	3,453,561

Total liabilities and shareholders’ equity	$5,293,617	$5,331,355

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(in thousands)

	Nine months ended June 30,
	2017	2016
Cash Flow from Operating Activities:
Net income	$329,617	$313,622
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	163,533	159,792
Equity-based compensation expense	34,698	33,098
Deferred income taxes	7,201	(14,254)
Excess tax benefit from equity-based compensation	(3,716)	(5,682)
(Gain) loss from short-term interest-bearing investments	(144)	294
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	(73,033)	(4,163)
Prepaid expenses and other current assets	(1,258)	(21,423)
Other noncurrent assets	(60,949)	11,070
Accounts payable, accrued expenses and accrued personnel	75,178	37,261
Deferred revenue	(38,817)	(68,749)
Income taxes payable	(7,726)	12,263
Other noncurrent liabilities	12,520	14,397

Net cash provided by operating activities	437,104	467,526

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(98,565)	(101,372)
Proceeds from sale of short-term interest-bearing investments	218,395	264,357
Purchase of short-term interest-bearing investments	(218,772)	(269,143)
Net cash paid for acquisitions	—	(24,993)
Other	(10,022)	(20,109)

Net cash used in investing activities	(108,964)	(151,260)

Cash Flow from Financing Activities:
Borrowings under financing arrangements	200,000	—
Payments under financing arrangements	(400,000)	(220,000)
Repurchase of shares	(250,231)	(323,751)
Proceeds from employee stock options exercised	75,763	67,890
Payments of dividends	(89,522)	(80,468)
Excess tax benefit from equity-based compensation and other	3,716	5,677

Net cash used in financing activities	(460,274)	(550,652)

Net decrease in cash and cash equivalents	(132,134)	(234,386)
Cash and cash equivalents at beginning of period	768,660	1,035,573

Cash and cash equivalents at end of period	$636,526	$801,187

AMDOCS LIMITED

Supplementary Information

(in millions)

	Three months ended
	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016
North America	$637.9	$636.3	$628.0	$626.2	$591.8
Europe	125.2	115.4	118.5	118.9	126.3
Rest of the World	203.6	214.3	208.2	195.6	212.0

Total Revenue	$966.7	$966.0	$954.7	$940.7	$930.1

	Three months ended
	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016
Managed Services Revenue	$496.3	$511.1	$494.2	$478.5	$479.2

	Three months ended
	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016
Customer Experience Systems	$954.8	$948.6	$937.9	$924.9	$908.1
Directory	11.9	17.4	16.8	15.8	22.0

Total Revenue	$966.7	$966.0	$954.7	$940.7	$930.1

	As of
	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016
12-Month Backlog	$3,220	$3,210	$3,180	$3,170	$3,110

# # #